Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Hotchkis and Wiley Funds
725 S. Figueroa Street, 39th Floor
Los Angeles, CA 90017-5439

August 24, 2010

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Hotchkis and Wiley Funds (the “Trust”)
File Nos.:  333-68740 and 811-10487

Dear Ms. O’Neal-Johnson:

This letter is in response to your oral comments and suggestions provided to the Trust on July 23, 2010, August 20, 2010, August 23, 2010 and August 24, 2010, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 18 to the Trust’s Registration Statement on Form N-1A.  PEA No. 18 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on June 11, 2010, for the purpose of conforming the Trust’s Prospectus for its series, the Diversified Value Fund, Large Cap Value Fund, Mid-Cap Value Fund, Small Cap Value Fund, Value Opportunities Fund and High Yield Fund (the “Funds”) to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

For your convenience, the comments by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Trust’s responses.  In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

(2)	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)
The Trust represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

Prospectus

Summary Section – All Funds

1.	Staff Comment: If the Funds plan to utilize the Summary Prospectus, please provide the legend required by Rule 498(b)(1)(v).

Response:  The Trust responds by stating that the Funds do intend to utilize summary prospectuses; therefore, a 497K filing will be made for each of the Funds on or prior to the date of first use.  The form of legend disclosure the Trust will use for the summary prospectuses is as follows:

Before you invest, you may want to review the Fund’s statutory prospectus and statement of additional information, which contain more information about the Fund and its risks.  The current statutory prospectus and statement of additional information dated August 27, 2010, are incorporated by reference into this Summary Prospectus.  You can find the Fund’s statutory prospectus, statement of additional information and other information about the Fund online at www.hwcm.com/literature.  You can also get this information by calling the Fund toll-free at 1-866-HW-FUNDS (1-866-493-8637) or by sending an email request to prospectus@hwcm.com.

2.
Staff Comment:  In accordance with Rule 498(b)(1)(v)(A) please provide supplementally the Internet address required in the legend that directs shareholders to the Statutory Prospectus and other materials.

Response:  The Trust responds by noting that the applicable Internet address is now included in the response to Staff Comment 1.

3.	Staff Comment: Please remove the ticker symbols listed in the header on the first page of each Fund’s Summary Section, as this is neither required nor permitted per Form N-1A.

Response:  The Trust responds by making the requested revision.

4.	Staff Comment: In each Fund’s “Shareholder Fees” table, please add the $15 wire redemption fee.

Response:  The Trust responds by referring the Staff to Instruction 2(b) and 2(d) of Item 2.  A wire redemption fee is not “charged for any redemption of the fund’s shares,” but is rather a fee that applies “to only a limited number of shareholders based on their particular circumstances.”  Because this fee only applies if a shareholder requested that redemption proceeds be sent via federal wire as opposed to by check or via ACH, the Trust believes it need not be disclosed in the Shareholder Fee table.

5.
Staff Comment:  In each Fund’s “Fees and Expenses of the Fund” section, please revise the penultimate caption, “Expense Waiver/Reimbursement,” in each Fund’s Annual Fund Operating Expenses table, as applicable, to read “Fee Waiver and/or Expense Reimbursement” to conform to the captions provided in Form N-1A, Item 3, Instruction 3(e).

Response:  The Trust responds by making the requested revision.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

6.
Staff Comment:  In each Fund’s “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” to conform to the captions provided in Form N-1A, Item 3, Instruction 3(e).  Similarly, please revise the disclosure in Footnote (a) to each Fund’s “Annual Fund Operating Expenses” table to reflect the new caption.

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

7.
Staff Comment:  In each Fund’s “Fees and Expenses of the Fund” section, please delete Footnote (a) to the Annual Fund Operating Expenses Table as the table does not reflect fee waivers.  If the waiver is not applicable, please remove the reference in the Example as well.

Response:  The Trust responds by removing Footnote (a) for each applicable Fund since each class of the Fund did not exceed its expense cap for the fiscal year ended June 30, 2010 and thus, no fee waiver occurred.  The Example values, thus, do not reflect any fee waivers and the reference to this in the Example paragraph has been removed.

8.
Staff Comment:  In each Fund’s “Annual Fund Operating Expenses” table, please remove Footnote (b) which makes reference to the voluntary fee waiver.  Otherwise, please disclose that the fee waiver shall remain in effect for at least one year from the date of the Prospectus.

Response:  The Trust responds by noting that Footnote (b) is being removed from each applicable Fund’s “Annual Fund Operating Expenses” table because it is not applicable for the fiscal year ended June 30, 2010.

9.	Staff Comment: In each Fund’s “Performance” section, please remove the third sentence of the first paragraph to conform to Item 4, Instruction 3(b) of Form N-1A.

Response: The Trust responds by deleting the third sentence of the first paragraph for each applicable Fund and disclosing this in Item 12.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

10.	Staff Comment: In each Fund’s “Performance” section, please include disclosure regarding the Fund’s sales loads as described in Item 4, Instruction 1(a).

Response:  The Trust responds by adding the following disclosure for each applicable Fund:

Performance
The following performance information provides some indication of the risks of investing in the Fund.  The bar chart shows changes in the Fund’s performance from year to year for Class I shares.  ~~Class I,~~ However, the Fund’s Class A and Class C shares are subject to sales loads.  Sales loads are not reflected in the bar chart and if these amounts were reflected, returns would be less than those shown. ~~invest in the same portfolio of securities, however, the returns for each class of shares would differ because each class is subject to different expenses.~~  The table shows how the Fund’s average annual returns for 1 and 5 years and since inception compare with those of a broad measure of market performance and indices that reflect the market sectors in which the Fund invests.  The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  Updated performance is available on the Fund’s website at http://www.hwcm.com/literature (click on “Latest Performance”) or by calling the Fund toll-free at 1-866-HW-FUNDS (1-866-493-8637).

11.	Staff Comment: In each Fund’s “Performance” section, please revise the disclosure to include the reference to the Fund’s sales loads as described in Item 4, Instruction 1(a).

Response:  The Trust responds by revising its response to Staff Comment 10.

12.
Staff Comment:  In the second paragraph of each Fund’s “Performance” section, please remove the third to last and penultimate sentences because this disclosure is neither required nor permitted by Form N-1A.

Response:  The Trust responds by making the requested deletion for each applicable Fund.

13.
Staff Comment:  In each Fund’s “Purchase and Sale of Fund Shares” section, please remove the first two sentences of the second paragraph and the third sentence of the third paragraph, as each Fund should include only information related to the Fund’s minimum initial and subsequent investment requirements.  Accordingly, please also add the minimum subsequent investment amount for the Class I shares.

Response:  The Trust responds by making the requested deletions and has included the minimum subsequent investment amounts for the Class I shares of each Fund.

14.	Staff Comment: In each Fund’s “Tax Information” section, please add a statement that withdrawals from tax-deferred accounts may be taxed later.

Response:  The Trust has considered this comment and believes that additional disclosure is not necessary, based on Item 7 of Form N-1A.  Additionally, the Trust notes that the current disclosure mirrors that provided by the SEC in the Hypothetical Summary Prospectus of Release Nos. 33-8861; IC-28064.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

15.
Staff Comment:  In each Fund’s “Percentage Investment Limitations” risk under the “Principal Investment Risks” section, please consider revising the disclosure to reference “…this portion of the Summary Prospectus...”

Response:  The Trust responds by revising the disclosure for each Fund as follows:

Percentage Investment Limitations.  Unless otherwise stated, all percentage limitations on Fund investments listed in this ~~Summary Prospectus and the Statutory~~ Prospectus will apply at the time of investment. The Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment.

Summary Section – The Large Cap Value Fund, Mid-Cap Value Fund and Small Cap Value Fund

16.
Staff Comment:  Please explain supplementally the change from the Mercury HW Large Cap Value Fund, the Mercury HW Mid-Cap Value Fund and the Mercury HW Small Cap Value Fund, to Class I shares of the Hotchkis and Wiley Large Cap Value Fund, Mid-Cap Value Fund and Small Cap Value Fund (e.g., whether the performance of each share class includes the performance of the predecessor fund).

Response:  The Trust responds by noting that, as described in the Statement of Additional Information (“SAI”), the Trust was organized to acquire the assets and liabilities of the Mercury HW Large Cap Value Fund, the Mercury HW Mid-Cap Value Fund and the Mercury HW Small Cap Value Fund (the “Mercury HW Funds”).  On February 4, 2002, the Mercury HW Funds were reorganized into the Trust through a non-taxable exchange.  The performance of the Class A, Class C and Class R shares, as applicable, of the Large Cap Value Fund, Mid-Cap Value Fund and Small Cap Value Fund includes the historical performance of their respective predecessor funds’ Class I shares.

Summary Section – The Diversified Value Fund

17.	Staff Comment: Please provide supplementally the market capitalization range of the Russell 1000® Index as of June 30, 2010 disclosed in the Fund’s “Principal Investment Strategy” section.

Response:  The Trust responds by noting the following:

The Advisor currently considers large cap companies to be those with market capitalizations like those found in the Russell 1000® Index. The market capitalization range of the Index changes constantly, but as of June 30, 2010, the range was from $968.0 million to $290.9 billion.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

18.	Staff Comment: In the Fund’s “Performance” section, please add disclosure clarifying the relevancy of the Russell 1000® Value Index in accordance with Item 4, Instruction 2(b).

Response:  The Trust has considered this comment and believes that the existing disclosure adequately describes the relevancy of the index.  Specifically, reference is made to Instruction 6, Item 27(b)(7) of Form N-1A, which indicates (emphasis added): “A Fund is encouraged to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the Fund invests.”

19.	Staff Comment: In the Fund’s “Average Annual Total Returns” table, please revise the column caption to include the Fund’s “Since Inception” date and remove Footnote (1) to the table.

Response:  The Trust responds by making the suggested revision.

Summary Section – The Large Cap Value Fund

20.
Staff Comment:  Please provide supplementally the market capitalization range of the Russell 1000® Index as of June 30, 2010 disclosed in the Fund’s “Principal Investment Strategy” section.  In addition, the Staff notes that the use of the Russell 1000® Index seems to include market capitalizations that are too low for a large capitalization fund. Please comment.

Response:  The Trust responds by adding the following disclosure to both the Large Cap Value Fund and Diversified Value Fund’s “Principal Investment Strategy” section:

The Advisor currently considers large cap companies to be those with market capitalizations like those found in the Russell 1000® Index, although the Advisor will generally not purchase stock in a company with a market capitalization of less than $3 billion. The market capitalization range of the Index changes constantly, but as of June 30, 2010, the range was from $968.0 million to $290.9 billion.

In addition, the Trust supplementally responds by stating that the Fund looks to the Russell 1000® Index (the “Index”) as a generally recognized index for large sized companies.  The Russell 1000® Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment, as defined by Russell Investments.   Additionally, the range of capitalizations contained within the Index periodically changes.

Finally, the Trust will modify the “Capitalization Risk” for each of the Large Cap Value Fund and Diversified Value Fund in the “Principal Investment Risks” sections and will revise Item 9 disclosure accordingly.

“Capitalization Risk.  ~~The Fund invests in large cap companies.~~  Large cap companies as a group could fall out of favor with the market, causing the Fund to underperform investments that focus on small or mid cap companies.

The Fund may also invest in the securities of mid cap companies. Investment in mid cap companies may involve more risk than investing in larger, more established companies. Mid cap companies may have limited product lines or markets. They may be less financially secure than larger, more established companies. They may depend on a small number of key personnel. Should a product fail, or if management changes, or if there are other adverse developments, a Fund’s investment in a mid cap company may lose substantial value.”

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

Summary Section – The Mid-Cap Value Fund

21.
Staff Comment:  As indicated by the “Capitalization Risk” in the “Principal Investment Risks” section, please also disclose the Fund’s intent to invest in small capitalization companies in its investment strategy.

Response:  The Trust responds by revising the following disclosure in the Fund’s “Principal Investment Strategy” section:

Principal Investment Strategy.  The Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in common stocks of mid capitalization U.S. companies. The Advisor currently considers mid-cap companies to be those with market capitalizations like those found in the Russell Midcap® Index. The market capitalization range of the Index changes constantly, but as of June 30, 2010, the range was from $968 ~~b~~million to $13.7 billion. Market capitalization is measured at time of initial purchase.  The Fund may also invest in the securities of small capitalization companies and in foreign (non-U.S.) securities.

Summary Section – The Value Opportunities Fund

22.
Staff Comment:  Please explain supplementally whether it is a principal investment strategy of the Fund to invest in mutual funds.  The Staff points to the Acquired Fund Fees and Expenses disclosed in the Annual Fund Operating Expenses table.

Response:  The Trust responds by noting that investing in other mutual funds is not a principal investment strategy of the Fund.

23.
Staff Comment:  In the Fund’s “Principal Investment Strategy” section, please disclose the type and market capitalization of the equity securities in which the Fund normally invests.  In addition, please also disclose the type, maturity and credit quality of the fixed income securities in which the Fund normally invests.

Response:  The Trust responds by adding the following disclosure:

Principal Investment Strategy.  The Fund normally invests in equity securities, such as common stock, preferred stock and convertible securities, of any size market capitalization, and investment grade and high yield (“junk bonds”) fixed income securities. ~~of companies that t~~The Advisor selects companies that it believes have strong capital appreciation potential. The Fund may invest in foreign (non-U.S.) securities.

24.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, to the extent that the Fund invests in small and medium capitalization companies, please disclose the risks of investments in small and medium capitalization companies.

Response:  The Trust responds by adding the following risk disclosure to the Fund’s “Principal Investment Risks” section:

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

Capitalization Risk.  Investment in small and mid cap companies may involve more risk than investing in larger, more established companies. Small and mid cap companies may have limited product lines or markets. They may be less financially secure than larger, more established companies. They may depend on a small number of key personnel. Should a product fail, or if management changes, or if there are other adverse developments, the Fund’s investment in a small or mid cap company may lose substantial value.

25.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please clarify whether “High Yield Risk” is considered a principal risk of the Fund.  If so, please include investments in high yield securities as part of the Fund’s principal investment strategy.

Response:  The Trust responds by confirming that “High Yield Risk” is considered a principal investment risk of the Fund and has revised the Fund’s principal investment strategy as shown in the response to Staff Comment 23.

26.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please clarify whether “Derivatives Risk” is considered a principal risk of the Fund.  If so, please disclose the types of derivatives in which the Fund intends to invest and how the Fund plans to use derivatives as part of the Fund’s principal investment strategy.

Response:  The Trust responds by noting that “Derivatives Risk” is not a principal investment risk of the Fund, and therefore, has removed the risk from the Fund’s “Principal Investment Risk” section.

27.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please clarify whether “Mortgage-Related and Other Asset-Backed Securities Risk” is considered a principal risk of the Fund.  If so, please disclose the types of mortgage and asset-backed securities in which the Fund intends to invest and how the Fund plans to use mortgage and asset-backed securities as part of the Fund’s principal investment strategy.

Response:  The Trust responds by noting that “Mortgage-Related and Other Asset-Backed Securities Risk” is not a principal investment risk of the Fund, and therefore, has removed the risk from the Fund’s “Principal Investment Risk” section.

28.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please clarify whether “Emerging Markets Risk” is considered a principal risk of the Fund. If so, please include investments in emerging markets as part of the Fund’s principal investment strategy.

Response:  The Trust responds by noting that “Emerging Markets Risk” is not a principal investment risk of the Fund, and therefore, has removed the risk from the Fund’s “Principal Investment Risk” section.

29.	Staff Comment: In the Fund’s “Performance” section, please revise the disclosure in the last sentence of the second paragraph as this is confusing.

Response:  The Trust responds by removing this sentence for each Fund, as applicable.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

Summary Section – The High Yield Fund

30.
Staff Comment:  In the Fund’s “Fees and Expenses of the Fund” section, please remove Footnote (a) to the Annual Fund Operating Expenses table, as the footnote is a requirement for a new fund rather than a new class of shares per Item 3, Instruction 6 of Form N-1A.

Response:  The Trust responds by making the requested deletion.

31.
Staff Comment:  In the Fund’s “Principal Investment Risks” section, please clarify whether “Derivatives Risk” is considered a principal risk of the Fund.  If so, please disclose the types of derivatives in which the Fund intends to invest and how the Fund plans to use derivatives as part of the Fund’s principal investment strategy.

Response:  The Trust responds by directing the Staff’s attention to the first sentence of the Fund’s Principal Investment Strategy which states (emphasis added): “The Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of high yield securities (“junk bonds”), which may be represented by forward contracts or derivatives such as options, futures contracts or swap agreements rated below investment grade (i.e., rated below Baa by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or, if unrated, determined by the Advisor to be of comparable quality).”

32.
Staff Comment: In the Fund’s “Performance” section, please delete the second sentence of the first paragraph as the Fund has clarified in the third sentence that performance information will be available after the Fund has had one full calendar year of returns.

Response:  The Trust responds by making the requested deletion.

About the Funds – All Funds

33.
Staff Comment:  In the Funds’ “About the Funds” section, please add a general discussion of the principal investment strategies for each of the Funds under Item 9 if each Fund’s Item 4 disclosure is a summary of it principal investment strategies.  Alternatively, please indicate supplementally that the Funds would have repeated their investment strategies identically as disclosed in Item 4 of each Fund’s Summary section.

Response:  The Trust responds by noting that the Funds would have repeated their investment strategies under Item 9 identically to the investment strategies disclosed in each Fund’s summary section under Item 4.  In the interest of brevity, the Funds will not be including a duplicative discussion of their principal investment strategies.

34.	Staff Comment: In the Funds’ “About the Funds” section, please include a specific discussion of the principal risks of each Fund.

Response:  The Trust responds by including a risk matrix containing the principal risks of each Fund.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

35.
Staff Comment:  Please delete the statement “An investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency” as it is neither required nor permitted by Item 4(b)(iii) of Form N-1A.

Response: The Trust responds by making the requested deletion.

The Management Team

36.	Staff Comment: In the Portfolio Managers section, please confirm that each Portfolio Manager includes his/her business experience for the past 5 years.

Response:  The Trust responds by confirming that each of the Portfolio Managers identified in the investment team table have worked for the Advisor for the past 5 years, unless as otherwise described below the investment team table.

Statement of Additional Information

SAI – Description of the Funds, their Investments and Risks

37.
Staff Comment:  In the “Investment Restrictions” section, for the Value Opportunities Fund, please explain supplementally the appropriateness of reserving the freedom of action to concentrate for temporary defensive purposes.

Response:  The Trust responds by undertaking to add a proposal to the next proxy statement applicable to the Value Opportunities Fund requesting shareholders approve the removal of fundamental investment restriction 1 applicable only to the Value Opportunities Fund.  In addition, the Value Opportunities Fund undertakes to not concentrate investments in a particular industry or group of industries until such time as shareholder approval is obtained to change such investment policy.

SAI – Management

38.	Staff Comment: In the “Management” section, please provide supplementally the fund governance and trustee qualifications and risk oversight language as required by Item 17(b)(1) and 17(b)(10).

Response:  The Trust responds by noting the following:

The Trustees of the Trust consist of eight individuals, seven of whom are not “interested persons” of the Trust as defined in the 1940 Act (the “Independent Trustees”). The Trustees oversee the actions of the Funds’ Advisor and other service providers and decide upon matters of general policy. The Trustees also review the actions of the Trust’s officers, who conduct and supervise the daily business operations of the Funds.

Board and Committee Structure.  The role of the Board, the Board’s Committees, and the individual Trustees is one of general oversight of the Funds, including oversight of the duties performed by the Advisor under the Investment Advisory Agreement for each Fund.  The Board generally meets in regularly scheduled meetings four times a year, and may meet more often as required.  During the fiscal year ended June 30, 2010, the Board held four meetings.

The Board has three standing Committees, the Audit Committee, the Nominating and Governance Committee, and the Valuation Committee, and has delegated certain responsibilities to those Committees.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

Each Independent Trustee is a member of the Trust’s Audit Committee.  The principal responsibilities of the Audit Committee are to: (i) approve, and recommend to the Board, the appointment, retention or termination of the Funds’ independent registered public accounting firm; (ii) review with the independent registered public accounting firm the scope, performance and anticipated cost of their audits; (iii) discuss with the independent registered public accounting firm certain matters relating to the Funds’ financial statements, including any adjustment to such financial statements recommended by the independent registered public accounting firm, or any other results of any audit; (iv) request and review the independent registered public accounting firm’s annual representations with respect to their independence, and discuss with the independent registered public accounting firm any relationships or services disclosed in the statement that may impact the independence of the Funds’ independent registered public accounting firm; and (v) consider the comments of the independent registered public accounting firm and management’s responses thereto with respect to the quality and adequacy of the Funds’ accounting and financial reporting policies and practices and internal controls. The Board of Trustees of the Trust has adopted a written charter for the Audit Committee. The Audit Committee held four meetings during the Trust’s last fiscal year.

Each Independent Trustee is also a member of the Trust’s Nominating and Governance Committee. This Committee reviews and nominates candidates to serve as Trustees. The Nominating and Governance Committee will consider shareholder proposals for candidates to serve as Trustees. Any such proposals should be sent to the Trust in care of the Nominating and Governance Committee chairperson. The final recommendation of a prospective Independent Trustee rests solely with the Nominating and Governance Committee. This Committee held two meetings during the Trust’s last fiscal year. The Independent Trustees have retained independent legal counsel to assist them in connection with their duties.

All Trustees are members of the Trust’s Valuation Committee. The Valuation Committee may take action by vote of any two Committee members. The Valuation Committee meets whenever a proposed fair valuation of a security would impact a Fund’s NAV by a penny or more per share. The Valuation Committee held two meetings during the Trust’s last fiscal year.

The Board is chaired by an Independent Trustee.  The Board regularly reviews its Committee structure and membership and believes that its current structure is appropriate based on the size of the Board, the assets and number of Funds overseen by the Trustees, as well as the nature of the Funds’ business.

Biographical Information. Certain biographical and other information relating to the Trustees of the Trust is set forth below, including their years of birth, their principal occupations for at least the last five years, the length of time served, the total number of portfolios overseen for funds advised by the Advisor and public directorships and fund directorships held during the past five years.

Independent Trustees

Name and Year of Birth	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years

Randall H. Breitenbach (born 1960)	Trustee(a)	Since 2001	Co-Founder, Director and CEO, BreitBurn Energy Partners, L.P. (1988 – present); Chairman Emeritus, Finance Committee, Stanford University PIC Endowment (1999 – present).	Six	BreitBurn Energy Partners, L.P.
Robert L. Burch III (born 1934)	Trustee	Since 2001	Managing Partner, A.W. Jones Co. (investments) (1984 – present); Chairman, Jonathan Mfg. Corp. (slide manufacturing) (1977 – 2004).	Six	None

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

Name and Year of Birth	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years

Alejandra C. Edwards, Ph.D. (born 1954)	Trustee	Since 2007	California State University – Long Beach: Associate Chair Economics (2001 – present); Graduate Advisor Economics (2000 – present); Professor of Economics (1994 – present).	Six	None
Marcy Elkind, Ph.D. (born 1947)	Trustee	Since 2005	President, Elkind Economics, Inc.(1980 – present).	Six	None
Robert Fitzgerald (born 1952)	Trustee(b)	Since 2005	Chief Financial Officer of National Retirement Partners, Inc. (2005 – 2007); Executive Vice President and Chief Financial Officer of PIMCO Advisors L.P. (1995 – 2001).	Six	Independent Trustee, Brandes Investment Trust (4 portfolios).
John A.G. Gavin (born 1931)	Trustee Chairman	Since 2001 Since 2007
Senior Counselor, Hicks Holdings (private equity investment firm) (2001 – present); Chairman, Gamma Holdings (international capital and consulting) (1968 – present); Partner and Managing Director, Hicks, Muse, Tate & Furst (Latin America) (private equity investment firm) (1994 – 2001); U.S. Ambassador to Mexico (1981 – 1986).

				Six	Independent Trustee: Causeway Capital Management Trust (3 portfolios); TCW Strategic Income Fund, Inc. (1 portfolio); TCW Funds, Inc. (27 portfolios).
Donald Morrison, Ph.D. (born 1939)	Trustee	Since 2007	The William E. Leonhard Professor in the Anderson Graduate School of Management at the University of California, Los Angeles (1988 – present).	Six	None
_______________
*	Each Independent Trustee serves until his or her successor is elected and qualified or until his or her death or resignation or removal as provided in the Trust’s Agreement and Declaration of Trust.
(a)	Chairman of the Nominating and Governance Committee.
(b)	Chairman of the Audit Committee.

Interested Trustee
Name and Year of Birth	Position Held with the Trust	Term of Office** and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Public Directorships

George H. Davis, Jr.* (born 1961)	Trustee	Since 2007	Chief Executive Officer and Portfolio Manager of the Advisor (2001 – present).	Six	None

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

_______________
*	Mr. Davis is an “interested person,” as defined in the 1940 Act, of the Trust based on his position as Chief Executive Officer and Portfolio Manager of the Advisor.
**	As Trustee, Mr. Davis serves until his successor is elected and qualified or until his death or resignation or removal as provided in the Trust’s Agreement and Declaration of Trust.

Certain biographical and other information relating to the officers of the Trust is set forth below, including, as relevant, their years of birth, their principal occupations for at least the last five years and the length of time served.

Name and Year of Birth	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Anna Marie Lopez (born 1967)	President	Since 2007	Chief Operating Officer of the Advisor (2007 – present); Chief Compliance Officer of the Advisor (2001 – 2007).
Mark McMahon (born 1968)	Vice President and Secretary	Since 2006	Managing Director, Mutual Fund Operations of the Advisor (2006 – present); Client Relations Manager of Boston Financial Data Services (1991 – 2006).
James Menvielle (born 1972)	Vice President and Treasurer	Since 2007	Chief Financial Officer of the Advisor (2006 – present); Controller of Metropolitan West Asset Management, LLC (1998 – 2006); Chief Financial Officer of MWAM Distributors, LLC (2004 – 2006).
Tina Kodama (born 1968)	Vice President and Chief Compliance Officer	Since 2007	Chief Compliance Officer of the Advisor (2007 – present); Director of Compliance of the Advisor (2006 – 2007); Vice President – Compliance of First Pacific Advisors, Inc. (2004 – 2006).
_______________
*	Each officer is appointed by and serves at the pleasure of the Board of Trustees of the Trust.

Risk Oversight.  The day-to-day operations of the Funds, including the management of risk, is performed by third party service providers, such as the Advisor, Distributor and Administrator.  The Trustees are responsible for overseeing the Trust’s service providers and thus have general oversight responsibilities with respect to risk management performed by those service providers.  Risk management seeks to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Funds.  The Trust and its service providers employ a variety of processes, procedures and controls to identify certain of those possible events or circumstances, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur.

The Board, directly and through its Committees, receives and reviews information from the Advisor, other service providers, the Trust’s independent registered public accounting firm, Trust counsel and counsel to the Independent Trustees to assist it in its general oversight responsibilities.  This information includes, but is not limited to, reports regarding the Funds’ investments, including Fund performance and investment practices, valuation of Fund portfolio securities, and compliance.  The Board also reviews, and must approve any proposed changes to, a Fund’s investment objective, policies and restrictions, and reviews any areas of material non-compliance with the Funds’ investment policies and restrictions.  The Audit Committee has general oversight responsibility for the Trust’s accounting policies, financial reporting and internal control system.  The Board has appointed a Chief Compliance Officer who administers the Trust’s compliance program and regularly reports to the Board as to compliance matters.  As part of its general compliance oversight, the Board reviews the annual compliance report issued by the Trust’s Chief Compliance Officer on the policies and procedures of the Trust and its service providers, proposed changes to the policies and procedures and quarterly reports on any material compliance issues that arose during the period.

Experience, Qualifications and Attributes.  As noted above, the Nominating and Governance Committee is responsible for identifying, evaluating and recommending trustee candidates.  The Nominating and Governance Committee reviews the background and experience of trustee candidates and the candidates’ expected contributions to the Board.  As of the date of this SAI, the Board has concluded, based on each Trustee’s experience, qualifications and attributes, that each Board member should serve as a Trustee.  Following is a brief summary of the information, in addition to the Trustees’ combined contribution to the Board, that led to this conclusion.  The summaries set forth below as to the qualifications, attributes and skills of the Trustees are furnished in response to disclosure requirements imposed by the SEC, do not constitute any representation or guarantee that the Board or any Trustee has any special expertise or experience, and do not impose any greater or additional responsibility or obligation on, or change any standard of care applicable to, any such person or the Board as a whole than otherwise would be the case.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

Randall H. Breitenbach has served as a Trustee of the Trust since its inception in 2001.  He currently serves as Chairman of the Nominating and Governance Committee, and formerly served as Audit Committee Chairman and Lead Independent Trustee prior to the Board’s election of Mr. Gavin as an independent Chairman.  Mr. Breitenbach is Co-Founder and President of BreitBurn Energy Partners, L.P. and Co-Founder, CEO and Chairman of BreitBurn Energy Company (1988-present).  He also serves as Chairman Emeritus of the Stanford University PIC Endowment (1999-present).  He received a B.S. and M.S. degree in petroleum engineering from Stanford University and an M.B.A. from Harvard Business School.

Robert L. Burch III has served as a Trustee of the Trust since its inception in 2001 and also served as a trustee of the predecessor trust since it was organized in 1984.  Mr. Burch is a Managing Partner of A.W. Jones & Co., the first hedge fund, and also served as chairman of a slide manufacturing company.  He received a B.A. from Princeton University and an M.B.A. from Harvard Business School.

George H. Davis, Jr. has served as a Trustee of the Trust since 2007.  Mr. Davis is the Chief Executive Officer of the Advisor and also serves as a portfolio manager.  Mr. Davis formerly served as a portfolio manager for Hotchkis and Wiley as a division of Merrill Lynch Asset Management, L.P.  He received a B.A. in History and Economics and an M.B.A. from Stanford University.

Alejandra C. Edwards has served as a Trustee of the Trust since 2007.  Ms. Edwards has served as a professor of economics since 1984.  Prior to that, she served as a senior economist for The World Bank.  She received a Bachelors Degree in economics from the Universidad Catolica de Chile, and an M.A. and Ph.D. in economics from the University of Chicago.

Marcy Elkind has served as a Trustee of the Trust since 2005.  Ms. Elkind is an economist and is president of Elkind Economics, Inc.  Ms. Elkind received an A.B. with highest honors in economics from the University of California, Berkeley, and a Ph.D. in economics from Stanford University.

Robert Fitzgerald has served as a Trustee of the Trust since 2005.  He has served as Chairman of the Audit Committee since 2005 and the Board has determined that Mr. Fitzgerald is an “audit committee financial expert” as defined by the SEC.  Mr. Fitzgerald formerly was chief financial officer of National Retirement Partners, Inc. and served as executive vice president and chief financial officer of PIMCO Advisors L.P.  Prior to that he had also served as an audit partner in the financial services group of PricewaterhouseCoopers LLP.  He also serves on another investment company board overseeing four portfolios.  Mr. Fitzgerald received his B.B.A. in Accounting from Niagara University and is also a graduate of the Pacific Coast Banking School at the University of Washington.

John A.G. Gavin has served as a Trustee of the Trust since its inception in 2001 and also served as a trustee of the predecessor trust since it was organized in 1984.  He has served as Chairman of the Board since 2007.  He is senior counselor of a private equity investment firm and chairman of an international capital and consulting firm.  Mr. Gavin formerly served as U.S. Ambassador to Mexico for more than five years.  He also serves on the boards of three other investment companies overseeing 31 portfolios.  He received his B.A. in Economic History of Latin America from Stanford University.

Donald Morrison has served as a Trustee of the Trust since 2007.  Mr. Morrison is a professor in the Anderson Graduate School of Management at the University of California, Los Angeles, teaching management science and marketing.  He was an editor of management journals and is the author or co-author of over 90 articles, with special emphasis on marketing research and applied statistics.  Mr. Morrison received a B.S. in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in operations research from Stanford University.

Ms. Deborah O'Neal-Johnson
Securities and Exchange Commission
August 24, 2010

39.	Staff Comment: In the “Independent Trustees” table, please disclose the Trustees’ other directorships held during the past five years.

Response:  The Trust responds by amending the sentence preceding the table to reflect “…fund directorships held during the past five years.”

40.	Staff Comment: In the “Compensation of Trustees” section, please confirm whether the salaries of the investment professionals are fixed.

Response:  The Trust responds by confirming that the salaries of the investment professionals are fixed and has revised the disclosure in the SAI as follows:

Fixed ~~S~~salaries and discretionary bonuses for investment professionals are determined by the Chief Executive Officer of the Advisor using tools which may include annual evaluations, compensation surveys, feedback from other employees and advice from members of the firm’s Executive and Compensation Committees. The amount of the bonus is determined by the total amount of the firm’s bonus pool available for the year, which is generally a function of revenues. No investment professional receives a bonus that is a pre-determined percentage of revenues or net income.  Compensation is thus subjective rather than formulaic.

41.
Staff Comment:  In the “Disclosure of Portfolio Holdings” section, please provide details regarding any ongoing arrangements to disclose portfolio holdings to any person, including the identity of the persons who receive information pursuant to such arrangements.

Response:  The Trust responds by noting that the Trusts’ entire Disclosure of Portfolio Holdings Policy is included in the SAI.  Additionally, the Trust directs the Staff’s attention to the disclosure under the subheadings “Disclosure of Holdings to Analytical Companies” and “Disclosure of Holdings to Service Providers and Other Parties” in response to this comment.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq., at (414) 765-6609.

Very truly yours,

Anna Marie Lopez
President
Hotchkis and Wiley Funds